SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities and Exchange Act of 1934
(Amendment No. 15)

Brantley Capital Corporation
(BBDC)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

105494108
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sully?s Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2006
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 5 pages)
There are no exhibits.


Item 1.  Security and Issuer

Common Stock
Brantley Capital Corporation
3201 Enterprise Parkway, Suite 350
Cleveland, Ohio 44122


Item 2.  Identity and Background

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (?KIM?), George W. Karpus, President, Director, and controlling stockholder, JoAnn Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM?s principal place of business and principal office is 183 Sully?s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment Management for individuals, pension, and profit sharing plans, corporations, endowments, trust, and others, specializing in conservative asset management (i.e. fixed income investments).

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (?the Principals?) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.


Item 3.  Source and Amount of Funds or Other Considerations

KIM, an independent investment advisor, has accumulated 340,738 shares of BBDC on behalf of accounts that are managed by KIM
(?the Accounts?) under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.


Item 4.  Purpose of Transaction

KIM has purchased Shares for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of BBDC fit the investment guidelines for various Accounts. Shares have been acquired since July 2, 2001.


Item 5.  Interest in Securities of the Issuer

(a) As of the date of this report, KIM owns 340,738 shares, which represents 8.94% of the outstanding Shares. George W. Karpus presently owns 4,017 shares purchased on May 22, 2003 at $8.49 (1000 shares), May 29 at $8.35 (167 shares), June 3 and 9 at $8.35 (500 shares), June 10 at $8.37 (2000 shares), and August 19 and 25, 2004 at $10.79 (500 shares).
He sold shares on March 14, 2006 at $2.70 (100 shares) and on March 21, 2006 at $2.35 (50 shares) Dana R. Consler presently owns 120 shares purchased on October 29, 2004 at $10.75 (20 shares) and November 1 at $10.97 (100 shares). Karpus Investment Profit Sharing Plan currently owns 2750 shares purchased on May 20, 2003 at $8.59 (2000 shares) and November 30, 2004 at $11.16 (200 shares), and September 22, 2005 at
$ 5.95 (400 shares), November 14 at $ 4.40 (300 shares) . Karpus Investment Defined Benefit Plan presently owns 20 shares purchased
October 14, 2004 at $11.01. Jo Ann Van Degriff presently owns 501 shares purchased on October 26, 2005 at$ 4.50 per share. Garnsey
Partners L.P. is a hedge fund managed by Karpus Investment
Management, of which George W. Karpus owns 6.01%, Jo Ann Van
Degriff owns 1.84%, and Kathleen F. Crane owns 0.07%.  Garnsey
Partners L.P. currently owns 27,448 shares. Apogee Partners, L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 1.35% and Dana R. Consler owns 0.63%.
Apogee Partners, L.P. currently owns 85,744 shares. None of the other Principals of KIM presently owns shares of BBDC.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) The first open market purchase occurred on July 2, 2001 as previously reported. Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases, during such period.

Date
Shares
Price Per Share
Date
Shares
Price Per Share
2/21/2006
-110
2.78

3/14/2006
-2500
2.70




3/21/2006
-1000
2.35

The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting more than 5% of the Shares outstanding.




Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of BBDC securities.


Item 7.  Materials to be Filed as Exhibits

Not applicable.



SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Karpus Management, Inc.




By:
Name:  	Dana R. Consler
Title:  		Senior Vice President
Dated:  	April 7, 2006